SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 26, 2006 filed by the Company with the Comisión Nacional de Valores.

By letter dated October 26, 2006, the Company reported that it acquired 808,354 outstanding ordinary shares, with one vote per share and face value Ps. 1 of E-COMMERCE LATINA S.A. and 11 outstanding ordinary shares, with one vote per share and face value Ps. 1 of Altocity.com S.A. for a total amount of Ps. 85,876.

The aforementioned acquisition is subject to: (i) the Secretary of Technical Coordination’s (Secretaría de Coordinación Técnica) favourable consultant opinion determining, as set forth by Resolution No. 26/2006 of the Secretary of Technical Coordination, that the acquisition is not subject to the previous control of mergers and concentration established by Section 8 of Law No. 25,156; or (ii) in case of being the acquisition subject to said previous control, to the approval by the National Antitrust Commission (Comisión Nacional de Defensa de la Competencia).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: October 26, 2006